June 24, 2019

Alex S. Xu
Chairman and Chief Executive Officer
GreenTree Hospitality Group Ltd.
2451 Hongqiao Road, Changning District
Shanghai 200335
People's Republic of China

       Re: GreenTree Hospitality Group Ltd.
           Amendment No. 1 to
           Registration Statement on Form F-3
           Filed June 13, 2019
           File No. 333-231504

Dear Mr. Xu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2019 letter.

Amendment No. 1 to Form F-3, Filed June 13, 2019

General

1. We note your response to comment 1, including the risk factors you propose to include in future prospectus supplements. Please revise your disclosure in this prospectus to include the proposed risk factors herein.
Incorporation of Documents by Reference, page 44

2. Please revise to incorporate by reference the Form 6-K furnished on May 28, 2019.
 Alex S. Xu
GreenTree Hospitality Group Ltd.
June 24, 2019
Page 2

       Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or Erin E.
Martin, Legal Branch Chief, at (202) 551-3391 with any questions.



                                                           Sincerely,
FirstName LastNameAlex S. Xu
                                                           Division of
Corporation Finance
Comapany NameGreenTree Hospitality Group Ltd.
                                                           Office of Real
Estate and
June 24, 2019 Page 2                                       Commodities
FirstName LastName